Exhibit 12
Atmos Energy Corporation
Computation of Earnings to Fixed Charges
June 30, 2013

	Three Months Ended June 30		Nine Months Ended June 30
	2013	2012	2013	2012
	(Dollars in thousands)
Income from continuing operations before provision for income taxes per statement of income	$53,188	$44,562	$356,845	$312,586
Add:
Portion of rents representative of the interest factor	3,213	3,304	9,675	9,758
Interest on debt & amortization of debt expense	32,741	34,909	96,594	107,278
Income as adjusted	$89,142	$82,775	$463,114	$429,622
Fixed charges:
Interest on debt & amortization of debt expense(1)	$32,741	$34,909	$96,594	$107,278
Capitalized interest(2)	450	574	1,359	2,095
Rents	9,638	9,912	29,025	29,274
Portion of rents representative of the interest factor(3)	3,213	3,304	9,675	9,758
Fixed charges(1)+(2)+(3)	$36,404	$38,787	$107,628	$119,131
Ratio of earnings to fixed charges	2.45	2.13	4.30	3.61